International Lease Finance Corporation



With Maturities of 9 Months or More from Date of Issue

Registration No. 333-100340

Filed Pursuant to Rule 424 (b) (3)

Pricing Supplement No. 65

(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)

The date of this Pricing Supplement is March 14, 2005

Trade Date: 03/10/05   Issue Date: 03/17/05

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974EHZ2	3.75%	03/15/07	Semi-Annual	09/15/05	No	N/A
45974EJA5	4.00%	06/15/08	Monthly	04/15/05	No	N/A
45974EJB3	4.15%	02/15/09	Semi-Annual	08/15/05	No	N/A
45974EJC1	4.20%	08/15/09	Monthly	04/15/05	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Aggregate Principal Amount	Price to Public	Discounts and Commissions	Net Proceeds to Issuer	Maximum Reallowance	Survivor's Option	OID Note	Other Material Terms
45974EHZ2	$423,000	100%	0.50%	$420,885.00	$1.00	Yes	No	N/A
45974EJA5	$710,000	100%	0.675%	$705,207.50	$1.50	Yes	No	N/A
45974EJB3	$192,000	100%	0.75%	$190,560.00	$1.50	Yes	No	N/A
45974EJC1	$379,000	100%	0.825%	$375,873.25	$1.50	Yes	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.